

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

Via E-Mail
Mr. Tomas W. Fuller
Chief Financial Officer
VCA, Inc.
12401 West Olympic Boulevard
Los Angeles, CA 90064

   Re: VCA, Inc.
     Form 10-K for the Year Ended December 31, 2013
     Filed February 28, 2014
     File No. 001-16783

Dear Mr. Fuller:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Linda Cvrkel

       Linda Cvrkel
       Branch Chief